Exhibit 99.4

QUALITY INDUSTRIAL CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2023 & DECEMBER 31, 2022

QUALITY INDUSTRIAL CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2023 & DECEMBER 31, 2022

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Quality Industrial Corp. (QIND)

OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of Quality Industrial Corp. (QIND) (the “Company”) as of December 31, 2023, and 2022, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

BASIS FOR OPINION

These consolidated financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

SUBSTANTIAL DOUBT ABOUT THE COMPANY’S ABILITY TO CONTINUE AS A GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations and has a net capital deficiency for the period ended December 31, 2023, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

CRITICAL AUDIT MATTERS

The critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Bush & Associates CPA LLC

Bush & Associates CPA LLC

We have served as the Company’s auditor since 2024.

Henderson, Nevada

March 10, 2025

PCAOB ID Number 6797

QUALITY INDUSTRIAL CORP.

CONSOLIDATED BALANCE SHEETS

(AUDITED)

		December 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	4	2,492	3,136
Other current assets	5	2,000,000	10,958
Total current assets		2,002,492	14,094

Non- Current assets
Property Plant & Equipment		—	—
Capital WIP		—	—
Furniture, Fixtures & Office Equipment		—	—
Lease Hold Improvements & Building		—	—
Right of Use assets		—	—
Long term Investment	6	6,500,000	1,000,000
Related Party Receivable		333,133	—
Total non-current assets		6,833,133	1,000,000
Total Assets		8,835,625	1,014,094
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued liabilities		166,577	27,803
Other Current Liabilities	7	5,615,440	79,230
Total current liabilities		5,782,017	107,033

Long Term liabilities
Convertible Notes, Net of discount	8	2,310,109	1,100,000
Other long-term liabilities		—	—
Total Long-Term Liabilities		2,310,109	1,100,000
Total Liabilities		8,092,126	1,207,033
Stockholders’ Equity	9
Preferred stock; $0.001 par value; 1,000,000 shares authorized; 0 and 0 shares issued and outstanding as of December 31, 2022, and December 31, 2021, respectively		—	—
Common stock; $0.001 par value; 200,000,000 shares authorized; 127,129,694 and 102,883,709 shares issued and outstanding as of December 31, 2023, and December 31, 2022, respectively		127,132	102,886
Additional paid-in capital		17,248,964	12,174,975
Stock Payable		—	—
Retained Earnings/ accumulated Deficit		(16,632,597)	(12,470,800)
Minority Interest		—	—
Total stockholders’ Equity		743,499	(192,939)
Total liabilities and stockholders’ Equity		8,835,625	1,014,094

The accompanying notes are an integral part of these audited consolidated financial statements.

QUALITY INDUSTRIAL CORP.

CONSOLIDATED STATEMENT OF OPERATIONS

(AUDITED)

		For the Years Ended
		Dec 31, 2023	Dec 31, 2022

Revenue		$—	—

Cost of revenues		—	—

Gross profit		$—	—
Operating expenses
Professional fees		315,011	294,700
General and administrative	10	2,380,310	126,846
Total operating expenses		2,695,321	421,546

Profit/Loss from Operations		$(2,695,321)	$(421,546)

Other Non-Operating expense
Interest on Convertible Notes		137,448	33,838
Interest expense		8,999	—
Commitment and Conversion Fees		1,237,245	—
Loss on License Agreement		—	104,550
Discount on Convertible Notes		82,784
Depreciation		—	—
Total Non-Operating Expenses		$1,466,476	138,388
Non-Operating Income	11
Other Non-Operating Income		—	—
Gain on settlement & forgiveness of debt			457,071
Total Non-Operating Income		0	457,071
Net loss/ profit		$(4,161,797)	$(102,863)

Net profit per common share - basic and diluted		(0.03)	(0.00)

Weighted average common shares outstanding		114,665,519	100,703,471

The accompanying notes are an integral part of these audited consolidated financial statements.

QUALITY INDUSTRIAL CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(AUDITED)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Equity
Balance, December 31, 2022	102,833,709	$102,886	12,174,975	$(12,470,800)	$(192,939)
Common stock issued for cash	6,410,971	6,411	1,993,589	—	2,000,000
Common stock issued to Management	15,600,000	15,600	2,217,400	—	2,233,000
Common stock issued for services	1,693,256	1,693	721,042	—	722,735
Common stock issued as commitment shares	300,000	300	125,700	—	126,000
Common stock issued against Note conversion	241,758	242	16,258	—	16,500
Net Income				(4,161,797)	(4,161,797)
Balance, December 31, 2023	127,129,694	$127,132	17,248,964	$(16,632,597)	$743,499

	Common Stock		Additional Paid-in	Stock	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Payable	Deficit	Equity
Balance, December 31, 2021	94,738,209	$94,740	$11,904,190	$395,101	$(12,763,038)	$(369,007)
Common stock issued for cash	3,595,500	3,596	92,970	—	—	96,566
Common stock issued for license agreement	2,550,000	2,550	102,000	—	—	104,550
Imputed interest	—	—	1,498	—	—	1,498
Reclassification of imputed interest	—	—	(6,283)	—	—	(6,283)
Reversal stock Payable	—	—	—	(395,101)	395,101	$—
Common stock issued	2,000,000	2,000	80,600	—	—	82,600
Net Income	—	—	—	—	(102,863)	(102,863)
Balance, December 31, 2022	102,833,709	$102,886	12,174,975	—	$(12,470,800)	$(192,939)

The accompanying notes are an integral part of these audited consolidated financial statements.

QUALITY INDUSTRIAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(AUDITED)

	For the years Ended
	December 31, 2023	December 31, 2022
Cash Flows from Operating Activities
Net profit	(4,161,797)	(102,863)
Adjustments to reconcile net loss to net cash used in operating activities:
Finance Cost	146,447	33,839
Stock Based Compensation Management	2,233,000	—
Non-cash expenses	931,476	—
Loss on license agreement	—	104,550
Settlement and forgiveness of debt		(457,071)
Increase in Current assets	(2,343,125)	(10,780)
Decrease in Prepaid assets	—	210,293
Increase/(Decrease) in Accounts payable	138,774	(179,618)
Increase/(Decrease) in Current Liabilities	5,414,033	(13,486)
Net cash generated from/(used in) operating activities	$2,358,808	(415,136)

Cash Flows from Investing Activities
Long term Investment	(5,500,000)	(1,000,000)
Long Term Borrowings	—	—

Net cash used in investing activities	$(5,500,000)	(1,000,000)
Cash Flows from Financing Activities
Issuance of Convertible Note	1,402,670	1,100,000
Related party line of Credit	—	(295,000)
Loss on license agreement	—	(104,550)
Settlement and forgiveness of debt		457,071
Long term Borrowings	—	—
Subsidiary	—	—
Finance Cost	(146,447)	(33,839)
Repayment of Note	(115,675)	—
Proceeds from issuance of common stock	2,000,000	278,931
Net cash generated from financing activities	$3,140,548	1,402,613

Net (decrease) in Cash	(644)	(12,523)

Beginning cash balance	3,136	15,659
Ending cash balance	$2,492	3,136

The accompanying notes are an integral part of these audited consolidated financial statements.

NOTE 1: OUR HISTORY

Quality Industrial Corp. (“we”, “our”, the “Company”) was incorporated in the state of Nevada in May 1998 as Sensor Technologies Inc. We aim to be a global leader in the manufacture and assembly of industrial equipment and precision engineered technology for the industrial, oil & gas, and utility sectors.

In March 2006 the Company changed its name to Bixby Energy Systems Inc. The Company changed its name to Power Play Development Corporation in September 2006. In April 2007 the Company changed its name to National League of Poker, Inc. In October 2011 the Company changed its name back to Power Play Development Corporation. In March 2018 the Company changed its name to Bluestar Technologies, Inc. In March 2018, the Company then changed its name to Wikisoft Corp.

In May 2016, the Company’s Board of Directors terminated the services of all prior officers and directors and the board appointed Robert Stevens as the Board Appointed Receiver for the Company. This was a private receivership where the receiver was appointed by the board to act on behalf of the Company and no court filings were ever made in connection with the receivership. On April 16, 2019, in connection with the Merger described below, Robert Stevens resigned from all his positions with the Company and the board appointed receivership was concluded. At that time Rasmus Refer was appointed as the Company’s CEO and Director, and he resigned from such positions in August and November 2020, respectively. Rasmus Refer was previously the CEO of the Company until August 31, 2020, and Director of the Company until November 30, 2020, where Carsten Kjems Falk was appointed as CEO and Paul C. Quintal sole director were appointed thereafter as described in detail below.

On May 28, 2022, we changed ownership, when Ilustrato Pictures International, Inc. (“ILUS”) at the time acquired 77% of the outstanding shares in our Company. Modern Art Foundation Inc. (“Modern Art”), Rene Lauritsen and Fastbase Holding Inc. agreed to transfer 77,669,078 shares of common stock in the Company to Ilustrato Pictures International, Inc. (“Ilustrato”). Pursuant to a Stock Transfer Agreement, Ilustrato purchased the shares for an aggregate amount of $500,000. Mr. Nicolas Link who is the CEO of ILUS, is the beneficial owner. Consequently, ILUS is now able to unilaterally control the election of our board of directors, all matters upon which shareholder approval is required and, ultimately, the direction of our Company. Also, during the year with the Change of Control, Mr. Nicolas Link, beneficial owner of ILUS, was appointed as our Executive Chairman of the Board, Mr. John-Paul Backwell was appointed as our Chief Executive Officer, Mr. Carsten Falk was appointed as our Chief Commercial Officer, Mr. Krishnan Krishnamoorthy was appointed as our Chief Financial Officer and finally, Mrs. Louise Bennett was appointed Chief Operations Officer. The Officers and Director of the Company have an employee agreement with the parent Company ILUS. The agreements also govern their employment agreements in Quality Industrial Corp. All salaries are paid by ILUS, and stock-based compensation is as a combination from both companies.

In line with the change in control and business direction, our Company changed its name to Quality Industrial Corp. with the ticker QIND, with a market effective date of August 4, 2022. As a result of these transactions, Quality Industrial Corp. is now a public company focused on the Industrial, Oil & Gas and Utility Sectors and is the Industrial and Manufacturing subsidiary of ILUS.

NOTE 2. SUMMARY OF SIGNIFICANT POLICIES

Basis of Presentation and Principles of consolidation

The accompanying consolidated financial statements represent the results of operations, financial position, and cash flows of QIND and all of its majority — owned or controlled subsidiary are prepared in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP). All significant inter-company accounts and transactions have been eliminated.

Use of estimates

A critical accounting estimate is an estimate that: (i) is made in accordance with generally accepted accounting principles, (ii) involves a significant level of estimation uncertainty and (iii) has had or is reasonably likely to have a material impact on the Company’s financial condition or results of operations.

The Company’s Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and judgments that affect reported amounts and related disclosures. On an ongoing basis, management evaluates and updates its estimates. Management employs judgment in making its estimates but they are based on historical experience and currently available information and various other assumptions that the Company believes to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results could differ from those estimates. Management believes that its judgment is applied consistently and produces financial information that fairly depicts the results of operations for all periods presented.

Significant estimates include estimates used to review the Company’s, impairments and estimations of long-lived assets, revenue recognition of Contract based revenue, allowances for uncollectible accounts, and the valuations of non-cash capital stock issuances. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Fair value of financial instruments

The carrying value of cash, accounts payable, warrants, accrued expenses, and debt, short term as well as long term, is recorded at fair value. Management believes the Company is not exposed to significant interest or credit risks arising from these financial instruments.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs. The Company utilizes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable.

●	Level 1. Quoted prices in active markets for identical assets or liabilities. These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets.

●	Level 2. Quoted prices for similar assets and liabilities in active markets; quoted prices included for identical or similar assets and liabilities that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. These are typically obtained from readily available pricing sources for comparable instruments.

●	Level 3. Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own beliefs about the assumptions that market participants would use in pricing the asset or liability, based on the best information available in the circumstances.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606).

The principal activity of the Company is to engage in general trading, manufacturing and fabrication or steel and steel products and mainly manufacturing of pressure vessels, tanks, heat exchangers and construction of storage tanks and piping. Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company has generally concluded that it is the principal in its revenue arrangements because it typically controls the goods or services before transferring them to the customer.

Stock-based compensation

The Company recognizes all stock-based compensation using the fair value provisions prescribed by ASC Topic 718, Compensation - Stock Compensation. Accordingly, compensation costs for awards of stock-based compensation settled in shares are determined based on the fair value of the share-based instrument at the time of grant and are recognized as expense over the vesting period of the share-based instrument, net of estimated forfeitures.

In accordance with ASC 718, the Company will generally apply the same guidance to both employee and non-employee share-based awards. However, the Company will also follow specific guidance for share-based awards to non-employees related to the attribution of compensation cost and the inputs to the option-pricing model for expected term. Non-employee share-based payment equity awards are measured at the grant-date fair value of the equity instruments, similar to employee share-based payment equity awards.

The Company calculates the fair value of option grants and warrant issuances utilizing the Binomial pricing model. The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. ASC 718 requires forfeitures to be estimated at the time stock options are granted and warrants are issued to employees and non-employees, and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term “forfeiture” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered stock option or warrant. The Company estimates forfeiture rates for all unvested awards when calculating the expenses for the period. In estimating the forfeiture rate, the Company monitors both stock option and warrant exercises as well as employee termination patterns. The resulting stock-based compensation expense for both employee and non-employee awards is generally recognized on a straight-line basis over the period in which the Company expects to receive the benefit, which is generally the vesting period.

Earnings (loss) per share

The Company reports earnings (loss) per share in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 260-10 “Earnings Per Share,” which provides for calculation of “basic” and “diluted” earnings per share. Basic earnings per share includes no dilution and is computed by dividing net income or loss available to common stockholders by the weighted average common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. The calculation of diluted net loss per share gives effect to common stock equivalents; however, potential common shares are excluded if their effect is anti-dilutive.

Particulars	December 31, 2023	December 31, 2022
Basic and diluted EPS*
Numerator
Net income/(loss)	(4,161,797)	(102,863)
Net Income attributable to common stockholders	(4,161,797)	(102,863)
Denominator
Weighted average shares outstanding	114,665,519	100,703,471
Number of shares used for basic EPS computation	127,129,694	102,883,709
Basic EPS	(0.03)	(0.00)
Number of shares used for diluted EPS computation*	127,379,694	102,883,709
Diluted EPS	(0.03)	(0.00)

*	Includes 250,000 issued warrants.

Income taxes

The Company accounts for income tax positions in accordance with Accounting Standards Codification Topic 740-10-50, “Income Taxes” (“ASC Topic 740”). This standard prescribes a recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There was no material impact on the Company’s financial position or results of operations as a result of the application of this standard. Deferred tax assets have not been created as major income of the company belongs to the subsidiary, which is registered in income tax-free jurisdiction since the losses incurred cannot be utilized in the future, rendering deferred tax assets irrelevant, The profits of a foreign subsidiary corporation are ordinarily not subject to tax in the United States as in accordance with the general Internal Revenue Service rule, foreign subsidiaries are not considered U.S. corporations even if they are wholly owned.

Recently issued accounting pronouncements

The Company has evaluated all other recent accounting pronouncements and believes that none of them are expected to have a material effect on the Company’s financial position, results of operations or cash flows.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to stockholders.

NOTE 3. GOING CONCERN

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

Management evaluated all relevant conditions and events that are reasonably known or reasonably knowable, in the aggregate, as of the date the consolidated financial statements are issued and determined. The Company’s ability to continue as a going concern is dependent on the Company’s ability to continue to generate sufficient revenues and raise capital within one year from the date of filing.

QIND has planned future acquisitions, and we intend to disclose these acquisitions, as they happen, in our ongoing reports with the Securities and Exchange Commission. Over the next twelve months management plans to use borrowings and security sales to mitigate the effects of cash flow deficits; however, no assurance can be given that debt or equity financing, if and when required, will be available.

NOTE 4. CASH AND CASH EQUIVALENTS

For purposes of the statements of cash flows, in accordance with ASC 230-10-20 the Company considers all highly liquid investments and short-term debt instruments with original maturities of three months or less to be cash equivalents. There was $2,492 and $3,169 in cash and cash equivalents as of December 31, 2023, and December 31, 2022, respectively.

NOTE 5. CURRENT ASSETS

Other Current Assets

Year	December 31, 2023	December 31, 2022
Prepaid assets	—	10,442
Buy Back Commitment	2,000,000	—
Other Misc. current assets	—	516
Total other current assets	$2,000,000	$10,958

NOTE 6. NON-CURRENT ASSETS

The company holds long-term investments of $6,500,000 and $1,000,000 as of December 31, 2023, and 2022, respectively. These investments were made for the acquisition of Quality International. On April 1, 2024, the Board of Directors of the Company approved the cancellation of the agreement with Quality International Co Ltd FZC signed on January 18, 2023, and as amended on July 27, 2023. The company is in the process of unwinding the transaction, with management aiming to recover the investment or parts of it. However, if recovery proves unattainable, the investment may need to be written off in the later years.

Related party advances

As of December 31, 2023, and December 31, 2022, the Company had amounts due from Ilustrato Pictures International, Inc. (“ILUS”), a majority shareholder of the Company, of $333,133 and $0, respectively. These figures are related to an intercompany loan agreement executed by and between the Company and ILUS on June 15, 2022. The maximum principal amount to be borrowed by either party from each other under the agreement is $1,000,000. The purpose of the agreement is to provide for working capital to either the Company or ILUS through cash advances on an unsecured basis requested by either party at any time and from time to time in amounts of up to $100,000 and the agreement shall automatically be renewed for successive one-year terms thereafter unless terminated. The intercompany loan agreement has a term of one year from the date of execution and all cash advances mature and become payable on the termination date. Any unpaid principal accrues simple interest from the date of each cash advance until payment in full at a rate equal to 1% per annum.

On May 4, 2023, the Company issued to Nicolas Link 2,750,000 shares of our common stock with a grant-date and fair market value of the award as of June 1, 2022, at $0.0721 pursuant to his employee contract.

On May 4, 2023, the Company issued to John-Paul Backwell 2,250,000 shares of our common stock with a grant-date and fair market value of the award as of June 1, 2022, at $0.0721 pursuant to his employee contract.

On May 4, 2023, the Company issued to Carsten Kjems Falk 2,250,000 shares of our common stock with a grant-date and fair market value of the award as of June 1, 2022, at $0.0721 pursuant to his employee contract.

On May 4, 2023, the Company issued to Krishnan Krishnamoorthy 2,250,000 shares of our common stock with a grant-date and fair market value of the award as of June 1, 2022, at $0.0721 pursuant to his employee contract.

On May 4, 2023, the Company issued to Louise Bennett 500,000 shares of our common stock with a grant-date and fair market value of the award as of June 1, 2022, at $0.0721 pursuant to her employee contract.

On September 15, 2023, the Company issued to Nicolas Link 2,000,000 shares of our common stock pursuant to his employee contract with a grant-date and fair market value of $0.27.

On September 15, 2023, the Company issued to John-Paul Backwell 2,000,000 shares of our common stock, pursuant to his employee contract, with a grant-date and fair market value of $0.27.

On September 15, 2023, the Company issued to Carsten Kjems Falk 1,250,000 shares of our common stock, pursuant to his employee contract, with a grant-date and fair market value of $0.27.

On September 15, 2023, the Company issued to Louise Bennett 350,000 shares of our common stock, pursuant to her employee contract, with a grant-date and fair market value of $0.27.

NOTE 7. CURRENT LIABILITIES

Current Liabilities as mentioned in the below table includes short term Liabilities.

Other Payable Current	December 31, 2023	December 31, 2022
Mahavir Loan	3,235,000	—
Artelliq loan	2,144,554	—
Other current liabilities	235,886	79,230
Total	$5,615,440	79,230

On July 27, 2023, our Company borrowed from Mahavir Investments Limited, the principal amount of $3,000,000 (the “Mahavir Loan”). The Mahavir Loan bears interest at 20% per annum and is payable in nine tranches. We have the right to prepay the Mahavir Loan at any time. The loan matures on April 30, 2024. The $3,000,000 was paid to Quality International as tranche payment of the amended purchase agreement.

On August 25, 2023, the Company issued to Artelliq Software Trading 6,410,971 shares of our common stock for $2,000,000 pursuant to a share purchase and buy back agreement signed on August 21, 2023. The $2,000,000 was paid to Quality International as tranche payment of the amended purchase agreement.

NOTE 8. CONVERTIBLE NOTES

●	On August 3, 2022, the Company issued a two-year convertible promissory note in the principal amount of $1,100,000 to RB Capital Partners Inc. The Note bears interest at 7% per annum. The Company has the right to prepay the Note at any time. All principal on the Note is convertible into shares of our common stock after six months from issuance at the election of the holder at a conversion price equal to $1.00 per share.

●	On March 17, 2023, the Company issued a two-year convertible promissory note in the principal amount of $200,000 to RB Capital Partners Inc. The Note bears interest at 7% per annum. The Company has the right to prepay the Note at any time. All principal on the Note is convertible into shares of our common stock after six months from issuance at the election of the holder at a conversion price equal to $1.00 per share.

●	On May 23, 2023, the Company issued to Jefferson Street Capital LLC a one-year convertible promissory note in the principal amount of $220,000 (the “Jefferson Note”). The Jefferson Note bears interest at 7% per annum. The Company has the right to prepay the Note at any time. All principal on the Jefferson Note is convertible into shares of our common stock after six months from issuance at the election of the holder at a conversion price equal to $0.35 per share.

●	On June 16, 2023, the Company issued to Sky Holdings Ltd. a six-month convertible promissory note in the principal amount of $550,000. The Note bears interest at 7% per annum. The Company has the right to prepay the Note at any time. All principal on the Note is convertible into shares of our common stock after six months from issuance at the election of the holder at a conversion price equal to $0.35 per share.

●	On July 31, 2023, the Company issued to 1800 Diagonal Lending Ltd. a promissory note in the principal amount of $174,867 (the “Diagonal Lending Note”). The Diagonal Lending Note had a one-time interest amount of $22,732. The Company will prepay the Diagonal Lending Note in nine monthly payments each in the amount of $21,955.45. The promissory note matures on February 28, 2024, with a total payback to the Holder of $197,599. All principal on the Diagonal Lending Note is convertible into shares of our common stock in the event of default with a conversion price of 65% multiplied by the lowest Trading Price for the Common Stock during the ten (10) Trading Days prior to the Conversion Date.

●	On August 15, 2023, the Company issued to 1800 Diagonal Lending Ltd. a promissory note in the principal amount of $118,367 (the “Diagonal Lending Note”). The Diagonal Lending Note had a one-time interest amount of $15,387.71. The Company will prepay the Diagonal Lending Note in nine monthly payments each in the amount of $14,861.64. The promissory note matures on May 30, 2024, with a total payback to the Holder of $133,754.71 All principal on the Diagonal Lending Note is convertible into shares of our common stock in the event of default with a conversion price of 65% multiplied by the lowest Trading Price for the Common Stock during the ten (10) Trading Days prior to the Conversion Date.

●	On December 20, 2023, the Company issued a two-year convertible promissory note in the principal amount of $100,000 to RB Capital Partners Inc. The Note bears interest at 10% per annum. The Company has the right to prepay the Note at any time. All principal on the Note is convertible into shares of our common stock after six months from issuance at the election of the holder at a conversion price equal to $1.00 per share.

●	On December 20, 2023, the Company issued a one-year convertible promissory note in the principal amount of $100,000 to Sean Levi. The Note bear a minimum of Twenty percent (20%) interest which will be charged on the day the company receives the IPO funding, and thereafter Fifteen percent (15%) per annum will be charged. The Note is for a period of 1 year and cannot be converted until six (6) months from the date first written above has passed. All principal on the Note is convertible into shares of our common stock after six months from issuance at the election of the holder at a conversion price equal to the price of 25% of the listing price, or if the company does not uplist, at a 50% discount of the market price.

Further, the holding company, QIND, formerly known as Wikisoft Corp, entered into loan agreement with Fastbase Inc, the details of the loan agreement along with Forgiveness of Debt are as follows:

On June 1, 2020, the Company entered into a loan agreement with Fastbase Inc, in the amount of $30,215. The amount bears no interest and is due upon request.

On September 1, 2020, the Company entered into a loan agreement with Fastbase Inc, in the amount of $15,000. The note bears an interest rate of 4.25% and is due on September 1, 2022.

On October 24, 2020, the Company entered into a loan agreement with Fastbase Inc in the amount of $7,875. The note bears an interest rate of 4.25% and is due on January 1, 2023. On April 29, 2022, the Company paid the loan in full as well as accrued interest of $506. As of June 30, 2022, the balance of principal owed was $0.

On December 3, 2020, the Company entered into a loan agreement with Fastbase Inc. in the amount of $10,000. The note bears an interest rate of 4.25% and is due on January 1, 2023. On January 20, 2022, the Company paid the loan in full as well as accrued interest of $477.

On May 15, 2022, the Company entered into a loan agreement with Fastbase Inc in the amount of $37,000. The note bears an interest rate of 3% and is due on January 1, 2024. On May 25, 2022, the loan was forgiven in full as well as accrued interest of $30, and a gain on forgiveness of debt of $37,030 was recorded.

On May 25, 2022, we entered into a Debt Conversion Agreement (the “Agreement”) with our prior officer and director, Rasmus Refer. Pursuant to the Agreement, we transferred our 51% interest in Etheralabs LLC to Mr. Refer. In exchange, Mr. Refer agreed to cancel $300,041 in loans including interest owed by our company to Mr. Refer.

On July 28, 2022, the Company entered into a Debt Conversion agreement with Enza International and converted the full amount of Debt $82,570 into 2,000,000 shares of Common Stock.

Options and Warrants

In accordance with ASC 470, warrants have been classified as a liability and recorded at their exercise price.

On April 19, 2023, the Company issued a common share purchase warrant to Exchange Listing LLC (the “Exchange Common Share Purchase Warrant”). The holder is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date of issuance hereof, to purchase from the Company, 200,000 of the Company’s common shares (whereby such number may be adjusted from time to time pursuant to the terms and conditions of the Exchange Common Share Purchase Warrant) at the exercise price of $0.58, per share then in effect.

On May 23, 2023, the Company issued a common share purchase warrant to Jefferson Street Capital LLC (the “Jefferson Common Share Purchase Warrant”). The holder is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date of issuance hereof, to purchase from the Company, 50,000 of the Company’s common shares (whereby such number may be adjusted from time to time pursuant to the terms and conditions of the Jefferson Common Share Purchase Warrant) at the exercise price of $3.50, per share then in effect.

NOTE 9. STOCKHOLDERS’ EQUITY

The Company’s authorized capital stock consists of 200,000,000 shares of common stock and 1,000,000 shares of preferred stock, par value $0.001 per share.

As of December 31, 2023, and December 31, 2022, there were 127,129,694 and 102,883,709 shares of common stock issued and outstanding, respectively.

As of December 31, 2023, and December 31, 2022, there were 0 and 0 shares of preferred stock of the Company issued and outstanding, respectively.

●	On January 3, 2022, the Company issued 500,000 shares of common stock for $20,523 cash to White Lion Capital LLC pursuant to the Company’s Registration Statement on Form S-1 SEC File No. 333-258341 declared effective by the SEC on August 5, 2021.

●	On January 10, 2022, the Company issued 500,000 shares of common stock for $15,975 cash to White Lion Capital LLC pursuant to the Company’s Registration Statement on Form S-1 SEC File No. 333-258341 declared effective by the SEC on August 5, 2021.

●	On February 28, 2022, the Company entered into a definitive agreement to acquire 51% of Etheralabs LLC for 2,550,000 of the Company’s common stock valued at $104,550.

●	On March 10, 2022, the Company issued 500,000 shares of common stock for $7,688 cash to White Lion Capital LLC pursuant to the Company’s Registration Statement on Form S-1 SEC File No. 333-258341 declared effective by the SEC on August 5, 2021.

●	On March 21, 2022, the Company issued 750,000 shares of common stock for $13,638 cash to White Lion Capital LLC pursuant to the Company’s Registration Statement on Form S-1 SEC File No. 333-258341 declared effective by the SEC on August 5, 2021.

●	On March 29, 2022, the Company issued 750,000 shares of common stock for $11,725 cash. As of March 31, 2022, the cash had not been received and was recorded as stock receivable.

●	On April 22, 2022, the Company issued 595,500 shares of common stock for $27,017 cash to White Lion Capital LLC pursuant to the Company’s Registration Statement on Form S-1 SEC File No. 333-258341 declared effective by the SEC on August 5, 2021.

●	On July 28, 2022, the Company issued 2,000,000 shares of common stock for $82,572 cash for debt conversion to Enza International Ltd.

●	On August 3, 2022, we issued a two-year convertible promissory note to RB Capital LLC in the principal amount of $1,100,000. The note is convertible into common stock at the rate of $1.00 and bears 7% interest per annum.

●	On March 17, 2023, the Company issued to RB Capital Partners Inc. a two-year convertible promissory note in the principal amount of $200,000 (the “March 2023 Note”). The March 2023 Note bears interest at 7% per annum. The Company has the right to prepay the March 2023 Note at any time. All principal on the March 2023 Note is convertible into shares of our common stock after six months from issuance at the election of the holder at a conversion price equal to $1.00 per share.

●	On May 4, 2023, the Company issued to Nicolas Link 2,750,000 shares of our common stock with a grant-date and fair market value of the award as of June 1, 2022, at $0.0721 pursuant to his employee contract.

●	On May 4, 2023, the Company issued to John-Paul Backwell 2,250,000 shares of our common stock with a grant-date and fair market value of the award as of June 1, 2022, at $0.0721 pursuant to his employee contract.

●	On May 4, 2023, the Company issued to Carsten Kjems Falk 2,250,000 shares of our common stock with a grant-date and fair market value of the award as of June 1, 2022, at $0.0721 pursuant to his employee contract.

●	On May 4, 2023, the Company issued to Krishnan Krishnamoorthy 2,250,000 shares of our common stock with a grant-date and fair market value of the award as of June 1, 2022, at $0.0721 pursuant to his employee contract.

●	On May 4, 2023, the Company issued to Louise Bennett 500,000 shares of our common stock with a grant-date and fair market value of the award as of June 1, 2022, at $0.0721 pursuant to her employee contract.

●	On May 8, 2023, the Company issued to Exchange Listing LLC 1,543,256 shares of our common stock for $1,543 for consultancy services for the planned uplist to NYSE with a grant-date and fair value of the award, at $0.41 pursuant to a share purchase agreement signed on April 19, 2023.

●	On June 1, 2023, the Company issued to Jefferson Street Capital LLC 150,000 shares of our common stock with a grant-date and fair value of the award as of May 23, 2023, at $0.60 pursuant to a share purchase agreement signed on May 23, 2023.

●	On July 17, 2023, the Company issued to Sky Holdings Ltd. 300,000 shares of our common stock with a grant-date and fair value of the award as of June 16, 2023, at $0.42 pursuant to a share purchase agreement signed on June 16, 2023.

●	On July 31, 2023, the Company issued to 1800 Diagonal Lending Ltd. a promissory note in the principal amount of $174,867 (the “Diagonal Lending Note”). The Diagonal Lending Note had a one-time interest amount of $22,732. The Company will prepay the Diagonal Lending Note in nine monthly payments each in the amount of $21,955.45. The promissory note matures on February 28, 2024, with a total payback to the Holder of $197,599. All principal on the Diagonal Lending Note is convertible into shares of our common stock in the event of default with a conversion price of 65% multiplied by the lowest Trading Price for the Common Stock during the ten (10) Trading Days prior to the Conversion Date.

●	On August 15, 2023, the Company issued to 1800 Diagonal Lending Ltd. a promissory note in the principal amount of $118,367 (the “Diagonal Lending Note”). The Diagonal Lending Note had a one-time interest amount of $15,387.71. The Company will prepay the Diagonal Lending Note in nine monthly payments each in the amount of $14,861.64. The promissory note matures on May 30, 2024, with a total payback to the Holder of $133,754.71 All principal on the Diagonal Lending Note is convertible into shares of our common stock in the event of default with a conversion price of 65% multiplied by the lowest Trading Price for the Common Stock during the ten (10) Trading Days prior to the Conversion Date.

●	On August 25, 2023, the Company issued to Artelliq Software Trading 6,410,971 shares of our common stock for $2,000,000 pursuant to a share purchase and buy back agreement signed on August 21, 2023. The $2,000,000 was paid to Quality International as tranche payment 2.2 of the amended purchase agreement.

●	On September 15, 2023, the Company issued to Nicolas Link 2,000,000 shares of our common stock pursuant to his employee contract with a grant-date and fair market value of $0.27.

●	On September 15, 2023, the Company issued to John-Paul Backwell 2,000,000 shares of our common stock, pursuant to his employee contract, with a grant-date and fair market value of $0.27.

●	On September 15, 2023, the Company issued to Carsten Kjems Falk 1,250,000 shares of our common stock, pursuant to his employee contract, with a grant-date and fair market value of $0.27.

●	On September 15, 2023, the Company issued to Louise Bennett 350,000 shares of our common stock, pursuant to her employee contract, with a grant-date and fair market value of $0.27.

●	On December 26, 2023, the Company issued to Jefferson Street Capital LLC 241,758 shares of our common stock for $15,000, pursuant to a convertible note signed on May 23, 2023.

NOTE 10. OPERATING EXPENSES

General and Administrative Expenses	December 31, 2023	December 31, 2022
Salaries and compensation to employees*	2,363,000	60,000
Rent	1,655	1,555
Office Expenses	14,323	64,414
IT support	1,331	877
Total	$2,380,309	$126,846

*	Stock-based compensation to staff for the fiscal year ended December 31, 2023, and 2022, was $2,233,000 and $0 respectively.

NOTE 11. NON-OPERATING INCOME

The Company Earned other income in 2023 and 2022 as a result of gain on settlement and forgiveness of debt.

The table below presents the breakdown of non-Operating income:

Non-Operating income	December 31, 2023	December 31, 2022
Gain on settlement and Forgiveness of Debt	—	457,071
Total	$—	$457,071

Misc. Income:

Gain on settlement & forgiveness of debt:

On May 15, 2022, the Company entered into a loan agreement with Fastbase Inc in the amount of $37,000. The note bears an interest rate of 3% and is due on January 1, 2024. On May 25, 2022, the loan was forgiven in full as well as accrued interest of $30, and a gain on forgiveness of debt of $37,030 was recorded.

On May 25, 2022, the company entered into a Debt Conversion Agreement (the “Agreement”) with our prior officer and director, Rasmus Refer. Pursuant to the Agreement, we transferred our 51% interest in Etheralabs LLC to Mr. Refer. In exchange, Mr. Refer agreed to cancel $300,041 in loans including interest owed by our company to Mr. Refer.

We made a gain on forgiveness of accrued salary in Q1, 2022, to our current officer Mr. Falk since he waived his right to receive the outstanding amounts for the fiscal year 2021 of $120,000.

NOTE 12. PURCHASE OF MEMBERSHIP INTEREST IN ETHERALABS LLC

On February 28, 2022, the Company entered into a definitive agreement to acquire 51% of Etheralabs LLC for 2,550,000 of the Company’s common stock valued at $104,550 with a lock-up. The shares will be restricted with a lock-up period for 2 years. Etheralabs LLC is a New York City based venture lab and ecosystem that invests in, builds, and deploys disruptive technologies across the Blockchain space, and the transaction includes a global access to Etheralabs´ full stack of technologies across the Blockchain and global funding landscape. Etheralabs’ ecosystem allows development and finance partnerships throughout the blockchain world and beyond, and connects the blockchain community, investors and venture capital to relevant data intelligence and direct investment opportunities. The Company intends to ensure that Etheralabs future product and technology roadmap supports wikiprofile.com and the upcoming Wikifunding platform aiming to accelerate matching investors to startups.

On May 25, 2022, the Company entered into an agreement to transfer its 51% ownership interest in Etheralabs LLC to settle $300,000 of Line of credit — related party debt, as well as $41 of interest.

The Membership interest in Etheralabs consisted of intangible assets of licensed know-how with no tangible value attached and was never in operations and no revenue was generated during the 3 months Wikisoft held the Membership Interest. The transfer of ownership did not qualify for presentation as a discontinued operation in accordance with ASC 205-20.

NOTE 13. SUBSEQUENT EVENTS

In accordance with ASC 855-10-50 the company lists events which are deemed to have a determinable significant effect on the balance sheet at the time of occurrence or on the future operations, and without disclosure of it, the financial statements would be misleading.

On January 11, 2024, the Company issued to Jefferson Street Capital LLC 281,426 shares of our common stock for $15,000, pursuant to a convertible note signed on May 23, 2023.

On January 19, 2024, the Company issued to Jefferson Street Capital LLC 307,692 shares of our common stock for $15,000, pursuant to a convertible note signed on May 23, 2023.

On February 6, 2022, we issued a six-month convertible promissory note to Exchange Listing LLC in the principal amount of $35,000. The note is convertible into common stock at the rate of at a discount of thirty-five percent (35%) to the volume weight average trading (“VWAP”) of the Company’s common stock for the five (5) days before any conversion and bears 10% interest per annum.

On February 13, 2024, the Company issued to Jefferson Street Capital LLC 307,692 shares of our common stock for $15,000, pursuant to a convertible note signed on May 23, 2023.

On March 8, 2024, we issued a one-year convertible promissory note Jefferson Street Capital LLC in the principal amount of $,000. The note is convertible into common stock at the rate of $0.35 and bears 7% interest per annum.

As of March 27, 2024, we entered into a definitive Stock Purchase Agreement with the shareholders of Al Shola Al Modea Gas Distribution LLC (“ASG” or “Al Shola Gas”) to acquire a 51% interest in ASG. The Closing of the transaction took place when both parties signed the definitive Share Purchase Agreement. Al Shola Gas is an Engineering and Distribution Company in the LPG Industry in the United Arab Emirates and was established in 1980. The company is one of the region’s leading suppliers and contractors of LPG centralized pipeline systems and is approved by The General Directorate of Civil Defense, Government of Dubai, as a Central Gas Contractor and LPG Supplier.

On April 1, 2024, after several failed effort negotiations with the purpose of restructuring the deal and obtaining information from the selling shareholders of Quality International, the QI Purchase Agreement with Quality International was terminated by Quality International and subsequently the Board of Directors of the Company approved the cancellation of the agreement with Quality International Co Ltd FZC signed on January 18, 2023, and amended on July 27, 2023.

2.	Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission (the “Commission”) are either not required under the related instructions, are not applicable (and therefore have been omitted), or the required disclosures are contained in the financial statements included herein.